UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: May 31, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

BEELINE CELLULAR COMMUNICATIONS

БИЛАЙН СОТОВАЯ СВЯЗЬ

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FIRST QUARTER 2002 FINANCIAL AND OPERATING RESULTS

-- MORE THAN FIVEFOLD YEAR-TO-YEAR INCREASE IN NET INCOME --
-- 127% YEAR-TO-YEAR INCREASE IN EBITDA --
-- APPROXIMATELY 3.1 MILLION SUBSCRIBERS AS OF TODAY --

Moscow and New York (May 30, 2002) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced its financial and operating results for the quarter ended March 31, 2002. VimpelCom reported strong results in subscriber acquisitions and continued growth in net operating revenues, EBITDA and net income. For the quarter ended March 31, 2002, VimpelCom reported net operating revenues of $145.1 million, an 81.9% increase from the $79.7 million reported for the same period in 2001; EBITDA of $63.3 million, a 126.8% increase from the $27.9 million reported for the same period in 2001; and net income of $28.0 million, an increase of 447.1% from the $5.1 million reported for the first quarter of 2001. The Company's EBITDA margin for the first quarter of 2002 was approximately 43.6% compared to approximately 35.0% for the same period of 2001.

As of March 31, 2002, VimpelCom had approximately 2.66 million subscribers on its wireless networks and networks operated by VimpelCom's subsidiaries and an affiliate, including 2.38 million subscribers in the Moscow license area, a total year-to-year growth of approximately 170.3%. As of today, VimpelCom's total number of subscribers is approximately 3.09 million, with approximately 2.70 million subscribers in the Moscow license area.

Using independent sources to estimate the number of subscribers of the Company's competitors in the Moscow license area, VimpelCom estimates that its market share in the Moscow license area was 51.5% at the end of the first quarter of 2002, a significant improvement compared to the Company's estimated market share of 40.0% reported at the end of the first quarter of 2001.

Commenting on today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom said, "Our first quarter results demonstrate the further strengthening of VimpelCom's position in the Russian cellular market. We are especially pleased with the steady improvement of our financial performance which has always been a priority to the Company. Going forward, we intend to continue pursuing our policy of profitable growth combining further progress in the key Moscow market with a balanced nationwide expansion."

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Key Financial and Operating Indicators

	Three months ended March 31, 2002	Three months ended March 31, 2001	Change (%)	Three months ended Dec. 31, 2001	Change (%)
Net revenue (US$,000)	145,060	79,743	81.9%	134,082	8.2%
EBITDA (US$,000)	63,270	27,898	126.8%	43,756	44.6%
EBITDA margin	43.6%	35.0%	24.6%	32.6%	33.7%
Net income (US$,000)	28,046	5,126	447.1%	18,846	48.8%
ARPU (US$) (1)	19.4	27.0	-28.1%	24.0	-19.2%
MOU (min) (2)	87.0	94.0	-7.4%	106.6	-18.4%
SAC (US$) (3)	30.4	39.0	-22.1%	35.7	-14.8%

Note:

1. ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of the Company's subscribers during the month.
2. MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.
3. SAC (Subscriber Acquisition Cost) is calculated as dealer commissions, advertising expenses and handset subsidies for the period divided by the number of gross sales during the period.

Significant improvements in VimpelCom's financial and operating results were achieved primarily as a result of rapid subscriber growth with an increasing effect of economies of scale, efficient cost control, improved interconnect agreements with telephone line providers and lower acquisition costs per subscriber. In the first quarter of 2002, the Company continued to reduce its direct service costs, bringing its gross margin up to 81.3%, compared to a gross margin of 77.0% recorded in the fourth quarter of 2001 and a gross margin of 69.1% recorded in the first quarter of 2001. This improvement was primarily due to further growth in usage of federal telephone numbers which have lower interconnect service costs than direct Moscow telephone numbers. Significant improvements in EBITDA, EBITDA margin and net income reported for the first quarter of 2002 compared with previous quarters were primarily due to the growing strength of the Company's Moscow operations, while a significant part of the Company's 2002 national expansion activities are planned for the second half of this year.

The Company's financial results include the activities of VimpelCom-Region, which holds the Company's GSM licenses for areas outside of Moscow. VimpelCom-Region's expenses continue to exceed revenues as the Company's national operations are still predominantly in the phase of network build-out and infrastructure development. Total operating revenues, excluding inter-company transactions, for Moscow stand-alone and VimpelCom-Region in the first quarter of 2002 were $140.1 million and $7.0 million, respectively. Net income for Moscow stand-alone in the first quarter of 2002 was $33.6 million and VimpelCom-Region's net loss was $5.7 million.

Selling, general and administrative expenses were $50.0 million in the first quarter of 2002, an increase of 106.6% compared to the $24.2 million reported in the same period of 2001 and a decrease of 10.6% compared to the $55.9 million reported for the fourth quarter of 2001. This improvement, during a period of high subscriber growth, was primarily due to the decrease in the Company's acquisition cost per subscriber from $39.0 in the first quarter of 2001 and $35.7 in the fourth quarter of 2001 to $30.4 in the first quarter of 2002. This reduced acquisition cost per subscriber was driven, in part, by the increased percentage of lower cost prepaid sales and more efficient advertising. The remaining portion of SG&A expense improved from 21.0% of net revenue in the first quarter of 2001 to 20.1% of net revenue in the first quarter of 2002.

VimpelCom's total capital expenditures for the first quarter of 2002 were approximately $83.4 million, with $59.4 million spent in the Moscow license area.

The Company's MOU in the first quarter of 2002 was 87.0 minutes, a decrease of approximately 7.4% compared to 94.0 minutes reported in the first quarter of 2001. ARPU for the first quarter of 2002 was approximately $19.4, a 28.1% decrease from $27.0 reported for the first quarter of 2001. The decrease in MOU and ARPU in the first quarter of 2002 was primarily related to the increased proportion of prepaid subscribers on the Company's networks.

Key Subscriber Statistics

	As of March 31, 2002	As of March 31, 2001	Change (%)	As of Dec. 31, 2001	Change q-to-q (%)
Moscow license area	2,377,000	927,100	156.4%	1,911,200	24.4%
Contract	667,000	306,500	117.6%	607,500	9.8%
Prepaid	1,710,000	620,600	175.5%	1,303,700	31.2%
Regions	284,500	57,400	395.6%	200,300	42.0%
Total Number of Subscribers	2,661,500	984,500	170.3%	2,111,500	26.0%
Churn (quarterly)	5.7%	6.5%	--	6.3%	--

The first quarter of 2002 was marked by strong subscriber growth in Moscow with prepaid subscribers growing faster than contract subscribers. As a result, the percentage of VimpelCom's prepaid subscribers in its Moscow subscriber base increased from approximately 68.2% at the end of the fourth quarter of 2001 to 71.9% at the end of the first quarter of 2002. VimpelCom's GSM subscribers in Moscow as a percentage of its overall Moscow subscriber base were 90.2% at the end of the first quarter of 2002, compared to 65.0% at the end of the first quarter of 2001. The Company also reported growth in its regional subscribers from 200,300 at the end of the fourth quarter of 2001 to approximately 284,500 at the end of the first quarter of 2002, or 42.0% of quarter-to-quarter growth.

The Company's quarterly churn rate in the first quarter of 2002 was 5.7%, compared to the Company's churn rate of 6.5% reported for the same period in 2001. The Company believes that this improvement was primarily due to increased subscriber satisfaction as well as a decline in the contribution of Moscow-based subscriber migration from the Company's D-AMPS network to its GSM network, which is technically recorded by the Company as churn. The Company expects a rise in churn later this year as a result of high subscriber growth rates in previous periods.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The Group's license portfolio covers approximately 70% of Russia's population (100 million people), including the City of Moscow and the Moscow Region. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development, including its plans to continue pursuing a policy of profitable growth, combining further progress in the key

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Moscow market with a balanced nationwide and are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, most notably in the regions of Russia outside of Moscow, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin
VimpelCom (Moscow)
Tel: 7(095) 974-5888
vgoldin@vimpelcom.com

Christopher Mittendorf
Edelman Financial Worldwide
Tel: 1(212) 704-8134
christopher.mittendorf@edelman.com

-Tables Attached-

Open Joint Stock Company "Vimpel-Communications"

Unaudited Condensed Consolidated Statements of Income

	Three months ended March 31, 2002	Three months ended March 31, 2001
	(In thousands of US dollars, except per share (ADS) amounts)	
Operating revenues:		
Service revenues and connection fees	US$134,753	US$71,257
Sales of handsets and accessories	11,896	9,135
Other revenues	401	339
Total operating revenues	147,050	80,731
Less revenue based taxes	(1,990)	(988)
Net operating revenues	145,060	79,743
Operating expenses		
Service costs	20,077	15,129
Cost of handsets and accessories sold	7,076	9,470
Cost of other revenues	16	34
Selling, general and administrative expenses	49,954	24,223
Depreciation	16,246	10,808
Amortization	2,704	3,109
Provision for doubtful accounts	4,667	2,989
Total operating expenses	100,740	65,762
Operating income	44,320	13,981
Other income and expenses:		
Other income	585	346
Other expenses	(677)	(84)
Gain on trading in securities	52	61
Interest income	1,211	1,977
Interest expense	(6,608)	(7,205)
Net foreign exchange (loss) gain	(421)	805
Total other income and expenses	(5,858)	(4,100)
Income before income taxes and minority interest	38,462	9,881
Income taxes expense	10,426	4,755
Minority interest in net earnings of subsidiaries	(10)	-
Net income	US$28,046	US$5,126
Net income per common share	US$0.74	US$0.16
Net income per ADS equivalent	US$0.56	US$0.12
Weighted average common shares outstanding (thousands)	38,001	32,851
EBITDA	US$63,270	US$27,898

Open Joint Stock Company "Vimpel-Communications"

Condensed Consolidated Balance Sheets

	March 31, 2002 (unaudited)	December 31, 2001
	(In thousands of US dollars)	
Assets		
Current assets		
Cash and cash equivalents	**US$139,451**	US$144,172
Short-term investments	**955**	920
Accounts receivable	**55,306**	49,678
Other current assets	**86,207**	69,217
Total current assets	**281,919**	263,987
Non-current assets		
Property and equipment, net	**588,764**	535,405
Intangible assets, net	**69,751**	70,926
Other assets	**62,278**	55,488
Total non-current assets	**720,793**	661,819
Total assets	**US$1,002,712**	US$925,806
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**US$51,585**	US$42,680
Due to related parties	**653**	883
Customer deposits	**68,604**	63,019
Deferred revenue	**1,597**	1,874
Bank loans, current portion	**25,710**	17,852
Capital lease obligation, current portion	**3,742**	4,208
Equipment financing obligation, current portion	**84,410**	68,290
Accrued liabilities	**22,036**	13,035
Total current liabilities	**258,337**	211,841
Deferred income taxes	**16,278**	18,214
Bank loans, less current portion	**41,750**	50,100
5.5% Senior convertible notes due July 2005	**82,201**	81,027
Equipment financing, less current portion	**68,266**	56,196
Minority Interest	**0**	307
Shareholders' equity	**535,880**	508,121
Total liabilities and shareholders' equity	**US$1,002,712**	US$925,806

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